Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

December 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Raymond Be, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Adaptive U.S. Risk Management ETF (the “Fund”), included in Post-Effective Amendment No. 628 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on December 9, 2020 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2020, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
GENERAL
1.    Comment: Please file your responses to our comments as EDGAR correspondence at least five (5) business days prior to the Amendment’s effective date. Please also e-mail any changed pages that were changed in response to our comments marked to show such changes.
    Response: The Registrant will file this comment response letter and provide marked changed pages as requested.
2.    Comment: Please apply comments to one section of the Amendment to similar disclosures throughout the Amendment.
    Response: The Registrant confirms that it will apply comments to one section of the Amendment to similar disclosures throughout the Amendment.
PROSPECTUS

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

3.    Comment: With regard to the name of the Fund, please clarify the Fund’s name with a term like “strategy” particularly in light of the number of thematic funds Global X offers as an investor may erroneously think that the Fund is focused on companies that provide risk management services.
Response: The Registrant believes that the Fund’s name is appropriate and in compliance with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Section 35(d) of the 1940 Act, in substance, prohibits registered investment companies from adopting any name that the SEC finds is materially deceptive or misleading. The SEC has stated that the general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments”1. The Registrant respectfully notes that the Fund’s name is consistent with its prospectus disclosure, which clearly highlights to investors the intent of the Fund to invest at least 80% of its total assets in the securities of the Adaptive Wealth Strategies U.S. Risk Management Index or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate. The Registrant does not believe that a reasonable investor would make any inference about the Fund’s investments and attendant risks based upon other funds offered in the Global X suite of funds, which include, but are not limited to, thematic products.
FEES AND EXPENSES
4.     Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.39%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.39%
1    Other Expenses are based on estimated amounts for the current fiscal year.
1 Investment Company Names, Investment Company Act Release No. IC-24848.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$40	$125

PRINCIPAL INVESTMENT STRATEGIES
5.Comment: With respect to the portfolio turnover, we note that the Fund’s strategy entails investment in either 100% equity securities or U.S. Treasury securities, which could lead to high portfolio turnover. To the extent known, in an appropriate location, provide an estimated or range of estimates of the anticipated level of turnover.
Response: In light of the Fund’s principal investment strategy, the Registrant believes that it would be difficult to provide a reasonable estimate of forward-looking portfolio turnover rates. However, the Registrant has revised the disclosure in the section entitled “Principal Investment Strategies” in the Fund’s Prospectus as follows:
Whenever the required number of signals are triggered, the Underlying Index allocates 100% weight to either the constituents of the U.S. Equity Position or the U.S. Treasury Position. As a result, the Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objective.
In addition, the Registrant has updated its disclosure to revise the risk factor entitled “Turnover Risk” in the sections entitled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus as follows:
Turnover Risk: The Fund may engage in frequent and active trading, which may significantly increase the Fund’s portfolio turnover rate. At times, the Fund may have a portfolio turnover rate substantially greater than 100%. For example, a portfolio turnover rate of 300%  is equivalent to the Fund buying and selling all of its securities three times during the course of a year. A high portfolio turnover rate would result in high brokerage costs for the Fund, may result in higher taxes when shares are held in a taxable account and lower Fund performance.

6.Comment: With respect to the second paragraph in the Principal Investment Strategies section, please revise your investment strategy disclosure to explain in a clear, concise and understandable way what the Underlying Index is designed to do; how it does it; and the exposures it provides to investors. Please explain what the phrase “exposure to constituents” means. For instance, will the Underlying Index be providing exposure to all of the constituents within the Solactive GBS United States 500 Index TR or only a representative sample. If the Underlying Index will be providing exposure to all of the constituents of the Solactive GBS

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

United States 500 Index TR, please remove the phrase “exposure to constituents” from that paragraph.
Response: The Registrant has updated the Principal Investment Strategies section of the Fund’s Prospectus and has replaced the second paragraph with the following:
The Underlying Index is owned and was developed by Carroll Financial (the "Index Provider"). The Underlying Index is calculated and maintained by Solactive AG (the "Calculation Agent"). The Underlying Index is designed to dynamically allocate between either 100% exposure to the Solactive GBS United States 500 Index TR ("U.S. Equity Position") or 100% exposure to a portfolio of U.S. Treasuries with 1-3 years remaining to maturity ("U.S. Treasury Position"). The Solactive GBS United States 500 Index TR is a float-adjusted market capitalization weighted index which measures the performance of the equity securities of the 500 largest companies from the United States stock market across all sectors. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market, rather than the total number of shares outstanding of an issuer. The Underlying Index seeks to provide exposure to the U.S. Equity Position during periods of normal equity market returns, and seeks to provide exposure to the U.S. Treasury Position prior to and during periods of adverse market conditions, as determined by the quantitative model developed by the Index Provider. The Underlying Index seeks to anticipate periods of adverse market conditions using quantitative signals (explained in further detail below) that have been developed based on historical data.
7.Comment: With respect to the Solactive GBS United States 500 Index TR, briefly provide more detail regarding its constituents, in addition to including large cap companies.
Response: The Registrant has updated its disclosure to provide more detail about the Solactive GBS United States 500 Index TR as follows:
The Solactive GBS United States 500 Index TR is a float-adjusted market capitalization weighted index which measures the performance of the equity securities of the 500 largest companies from the United States stock market across all sectors. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market, rather than the total number of shares outstanding of an issuer~~seeks to provide exposure to the large cap segment of the U.S. equity market~~.

8.Comment: With respect to the first sentence in the third paragraph of the Principal Investment Strategies section, please consider using bullet points and please rewrite the sentence in plain English.
Response: The Registrant has replaced the disclosure in the third paragraph of the Principal Investment Strategies section of the Fund’s Prospectus as follows:
The Underlying Index uses four quantitative signals calculated daily by the Calculation Agent to determine how the Underlying Index will be allocated between either the U.S. Equity Position or the U.S. Treasury Position, as further described below:

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

(i) The 200-day simple moving average (“SMA”) of the U.S. Equity Position, which measures the average closing price of securities within the Solactive GBS United States 500 Index TR over a 200-day period;
(ii) The moving average convergence divergence (“MACD”), which shows the relationship between two moving averages of the prices of securities within the U.S. Equity Position by subtracting the 26-day exponential moving average of the U.S. Equity Position from the 12-day exponential moving average;
(iii) The drawdown percentage, where drawdown is defined as the peak-to-valley total change in market price of the U.S. Equity Position, and;
(iv) The level of the Cboe Volatility Index (“VIX”), which is a benchmark index designed to measure the market’s expectation of future volatility.
9.Comment: The Staff notes that the Underlying Index relies on a number of signals to allocate between U.S. Treasury securities and equity securities. The Staff notes that some of these signals appear to be lagging indicators and it is unclear from the disclosure whether if a signal trend will continue for a time period that would be advantageous for the Fund. With a view toward revised strategy and risk disclosure, please explain what these signals are, how frequently they change status, and how long they maintain the same directional signal.
Response: The Registrant has revised the disclosure in the Principal Investment Strategies section of the Fund’s Prospectus as follows:
Each of the signals are calculated daily by the Calculation Agent. Whenever the required number of signals are triggered, the Underlying Index allocates 100% weight to either the constituents of the U.S. Equity Position or the U.S. Treasury Position. As a result, the Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objective. Whenever the Underlying Index rebalances into either the U.S. Equity Position or into the Treasury Position, the new weights go into effect three trading days after the quantitative signals indicate a rebalance is required. After changing its allocation, the Underlying Index must remain in the same allocation (the U.S. Equity Position or the U.S. Treasury Position) for at least ten trading days before it can change its allocation again. The Fund's investment objective and Underlying Index may be changed without shareholder approval.
In addition, the Registrant has updated its disclosure to add a new risk factor entitled “Trend Lag Risk” in the sections entitled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus as follows:
Trend Lag Risk:  Trend indicator signal changes pursuant to which the Fund’s exposure and investments are determined, are designed to become effective three trading days after the quantitative signals indicate a rebalance is required, and after changing its allocation the Underlying Index must remain in the same allocation for at least ten trading days before it can change its allocation again. As a result of this, the Fund may be exposed to downward trends and/or market volatility and may not achieve immediate exposure to upward trends and/or market volatility.
10.Comment: In the bullet points disclosing each signal, please revise the disclosures to explain what these signals are and what they mean including the relevance of the Z-score numbers used.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

In addition, in the paragraph immediately following the “VIX Signal” disclose how often the Underlying Index monitors signal changes and how often it moves from equity securities to U.S. Treasury securities.
Response: The Registrant has revised the disclosure in the Principal Investment Strategies section of the Fund’s Prospectus as follows:
The trigger threshold for each signal is based on a predetermined Z-score level for that given signal. A Z-score (often referred to as a “standard score”) is a measure of how many standard deviations below or above the mean a data point is, and can be used to identify data points that may be considered outliers relative to the mean. The Z-score threshold for each vote is determined using historical returns data for the U.S. Equity Position starting in January of 1993. Each signal looks at the recent performance of the U.S. Equity Position or the VIX, and compares that to the historical performance of the U.S. Equity Position or the VIX, respectively. The Z-scores used in determining an exit or entry vote are designed to identify cases where the recent performance of the U.S. Equity Position or the VIX are sufficiently statistically different from the historical performance to indicate a drawdown event or period of positive market returns may be likely going forward. Depending on the performance of the U.S. Equity Position and the VIX, each signal can go for months without changing direction, or can change as frequently as within the course of a few days. Below is a description of each signal and its trigger threshold for market entry or exit:
◦SMA Signal:
•Market Exit Vote: If the prior day Z-Score of the percent difference between the U.S. Equity Position closing price and the 200-day SMA of the U.S. Equity Position is below -0.50, the signal indicates to exit the U.S. Equity Position and enter the U.S. Treasury Position. If the Z-score of the 200-day SMA is below -0.50, based on historical data, it may indicate that a drawdown event is possible, and the signal votes to move out of the U.S. Equity Position and into the U.S. Treasury Position.
•Market Entry Vote: If the prior day Z-Score of the percent difference between the U.S. Equity Position closing price and the 200-day SMA of the U.S. Equity Position is below -4.00, the signal indicates to exit the U.S. Treasury Position and enter the U.S. Equity Position. If the Z-score of the 200-day SMA is below -4.00, based on historical data, it may indicate that the U.S. Equity Position will experience positive returns, and the signal votes to re-enter the U.S. Equity Position.
◦MACD Signal:
•Market Exit Vote: If the prior day Z-Score of the MACD is below -0.25, the signal indicates to exit the U.S. Equity Position and enter the U.S. Treasury Position. If the Z-score of the MACD is below -0.25, based on historical data, it may indicate that a drawdown event is possible, and the signal votes to move out of the U.S. Equity Position and into the U.S. Treasury Position.
•Market Entry Vote: If the prior day Z-Score of the MACD is above 4.00, the signal indicates to exit the U.S. Treasury Position and enter the U.S. Equity Position. If the Z-score of the MACD is above 4.00, based on historical data, it may indicate

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

that the U.S. Equity Position will experience positive returns, and the signal votes to re-enter the U.S. Equity Position.
◦Drawdown Percentage Signal:
•Market Exit Vote: If the prior day Drawdown Percentage Z-Score is below 0.50, the signal indicates to exit the U.S. Equity Position and enter the U.S. Treasury Position. If the Z-score of the drawdown percentage is below 0.50, based on historical data, it may indicate that a drawdown event is possible, and the signal votes to move out of the U.S. Equity Position and into the U.S. Treasury Position.
•Market Entry Vote: If the prior day Drawdown Percentage Z-Score is below -2.00, the signal indicates to exit the U.S. Treasury Position and enter the U.S. Equity Position. If the Z-score of the drawdown percentage is below -2.00, based on historical data, it may indicate that the U.S. Equity Position will experience positive returns, and the signal votes to re-enter the U.S. Equity Position.
◦VIX Signal:
•Market Exit Vote: If the Z-Score of the level of the VIX is above 1.25, the signal votes to exit the U.S. Equity Position and enter the U.S. Treasury Position. If the Z-score of the level of the VIX is above 1.25, based on historical data, it may indicate that a drawdown event is possible, and the signal votes to move out of the U.S. Equity Position and into the U.S. Treasury Position.
•Market Entry Vote: If the Z-Score of the level of the VIX is above 5.5, the signal indicates to exit the U.S. Treasury Position and enter the U.S. Equity Position. If the Z-score of the level of the VIX is above 5.5, based on historical data, it may indicate that the U.S. Equity Position will experience positive returns, and the signal votes to re-enter the U.S. Equity Position.
Each of the signals are calculated daily by the Calculation Agent. Whenever the required number of signals are triggered, the Underlying Index allocates 100% weight to either the constituents of the U.S. Equity Position or the U.S. Treasury Position. As a result, the Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objective. Whenever the Underlying Index rebalances into either the U.S. Equity Position or into the Treasury Position, the new weights go into effect three trading days after the quantitative signals indicate a rebalance is required. After changing its allocation, the Underlying Index must remain in the same allocation (the U.S. Equity Position or the U.S. Treasury Position) for at least ten trading days before it can change its allocation again. The Fund's investment objective and Underlying Index may be changed without shareholder approval.
11.    Comment: At the bottom of page 2, in the second to last paragraph the disclosure states that the Fund may purchase “other investments (including other underlying ETFs)”that have economic characteristics that are substantially identical to the economic characteristics of such component securities and/or U.S. Treasuries”. To the extent that the Fund may purchase other investments not including underlying ETFs as part of its Principal Investment Strategies please update the disclosure accordingly.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section of the Fund’s Prospectus as follows to remove the reference to “other investments” as such exposure will be obtained through ETFs.
In seeking to track the Underlying Index, the Fund may purchase the component securities of the U.S. Equity Position and/or U.S. Treasuries with 1-3 years remaining to maturity~~,~~ or may purchase ~~other investments (including~~ other ~~underlying~~ ETFs~~)~~ that have economic characteristics that are substantially identical to the economic characteristics of such component securities and/or U.S. Treasuries.

12.     Comment: In the penultimate sentence in the last paragraph on page 2, please consider     whether the sentence is appropriate in light of the Fund’s Principal Investment Strategies.
Response: In response to the comment, the Registrant has revised the disclosure in the Principal Investment Strategies section of the Fund’s Prospectus to remove the following disclosure:
~~As of [ ], 2020, the Underlying Index had [ ] constituents.~~
13.     Comment: Please clarify the following sentence on the top of page 3, in the context of this Fund’s principal investment strategies: “Unlike many investment companies, the Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued.”

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section of the Fund’s Prospectus to remove the following disclosure:
Unlike many investment companies, the Fund does not try to outperform the Underlying Index ~~and does not seek temporary defensive positions when markets decline or appear overvalued~~.
SUMMARY OF PRINCIPAL RISKS
14.Comment: Please order the risks to prioritize risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized; see ADI 2019-08 “Improving Principal Risk Disclosure”.
Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.
15.    Comment: With respect to the risk factor titled “Bond Investment Risk” in the sections entitled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus, please customize the risk factor to the strategies and investments that the Fund will be investing in.
Response: The Registrant has revised the disclosure in the sections entitled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus to remove the risk factor titled “Bond Investment Risk” in reliance on the risk

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

factor below, which is included in the corresponding sections of the Fund’s Prospectus as a sub-heading of “Asset Class Risk”:
U.S. Treasury Obligations Risk: U.S. Treasury obligations may differ in their interest rates, maturities times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s investments in U.S. Treasury obligations to decline.
U.S. Treasury Obligations Risk
Investments in debt securities are generally affected by changes in prevailing interest rates and the creditworthiness of the issuer. Prices of U.S. Treasury securities fall when prevailing interest rates rise. Price fluctuations of longer-term U.S. Treasury securities are greater than price fluctuations of shorter-term U.S. Treasury securities and may be as great as price fluctuations of common stock. The Fund’s yield on investments in U.S. Treasury securities will fluctuate as the Fund is invested in U.S. Treasury securities with different interest rates.

16.Comment: Please tailor the risk factor entitled “ETF Investment Risk” in the sections titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus to the Fund being registered.
Response: The Registrant has revised the disclosure in the sections entitled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus as follows to remove the following sentence from the third paragraph of the risk factor entitled “Asset Class Risk - ETF Investment Risk”:
If the Underlying ETF fails to achieve its investment objective, the value of the Fund’s investment may decline, adversely affecting the Fund’s performance. ~~ETFs that invest in commodities may be, or may become, subject to regulatory trading limits that could hurt the value of their securities and could affect the Fund’s ability to pursue its investment program as described in this Prospectus.~~ Additionally, some ETFs are not registered under the Investment Company Act of 1940 (“1940 Act”) and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act.
17.    Comment: With respect to the “Model Portfolio Risk”, the Staff notes that the model appears to be heavily dependent on how well the model will predict correct timing in taking an equity or U.S. Treasury position. Please consider addressing this risk in this risk factor. Please supplementally explain in correspondence the Adviser’s due diligence process with respect to the Underlying Index and the underlying model. In responding, please inform the Staff of the information reviewed and the analysis performed by the Adviser to determine the Underlying Index works as designed and was an appropriate product to add to its offerings.
Response: The Registrant has added a new risk factor entitled “Quantitative Signals Risk” in the sections titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus as follows:

Quantitative Signals Risk: The performance of the Underlying Index will be significantly affected by the extent to which the signals utilized to determine whether the Underlying Index is invested in the U.S. Equity Position or the U.S. Treasury Position correctly identify potential drawdowns and periods of positive returns. The methodology upon which the Underlying Index

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

relies is based on certain assumptions made in reliance on historical market data and it may fail to predict future market events or respond in a way that is advantageous for the Fund.  There can be no assurance that the signals will behave as expected in all market conditions.

The Adviser’s due diligence process included a review of the hypothetical performance of the Underlying Index based on historical data as conducted by the Index Provider and the Calculation Agent as well as a review of the Underlying Index performance since its implementation by the Index Provider in October 2020. The Adviser also conducted diligence on the assumptions underpinning the Underlying Index as well as the rationale and relevance of each signal chosen.

18.     Comment: Please advise the Staff if the proprietary model itself is new and whether its signals have performed through one or more market cycles and clarify whether the model has operated in a live environment. If the model has not operated in a live environment and has only been back-tested, please consider adding risk factor disclosure to that effect.
Response: As noted in the response to Comment #17, the Registrant has included a risk factor entitled “Quantitative Signals Risk” in the sections titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus. In addition, please note that the Underlying Index has been hypothetically back-tested and has operated in a live environment since October 2020.
19.    Comment: Please clarify the risk factor titled “Passive Investment Risk” in the sections titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus in particular the disclosure regarding temporary defensive investments in light of the Fund’s principal investment strategies.
Response: The Registrant has revised the risk factor entitled “Passive Investment Risk” in the sections titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in the Fund’s Prospectus as follows:
Passive Investment Risk: The Fund is not actively managed~~, and the Adviser does not attempt to take defensive positions in declining markets~~. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, it would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming. Additionally, if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the Underlying Index, the Adviser anticipates that the Fund would sell such security. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.
Passive Investment Risk
The Fund is not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Fund invests in securities included in, or representative of, the Underlying Index regardless of their investment merits~~, and the Adviser does not otherwise attempt to take defensive positions in declining markets~~. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, the Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming. Additionally, if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
December 22, 2020

Underlying Index, the Adviser anticipates that the Fund would sell such security. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

cc:    John Belanger, Esq.
Senior Vice President, Head of Product Management
Global X Management Company LLC